[Alberto-Culver Company Letterhead]

October 6, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms.	Peggy Kim, Esq.

                    Office of Consumer Products

Re:	New Sally Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed September 29, 2006

File No. 333-136259

New Aristotle Holdings, Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed September 29, 2006

File No. 001-32970

Ladies and Gentlemen,

On October 5, 2006, New Sally Holdings, Inc. (“New Sally”) and New Aristotle Holdings, Inc. (“New Alberto-Culver” and together with New Sally, the “Companies”), each currently a wholly-owned subsidiary of Alberto-Culver Company, filed a letter in response (the “Response Letter”) to the comments contained in the Staff’s comment letter dated October 3, 2006 with respect to New Sally’s Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-136259 and New Alberto-Culver’s Amendment No. 2 to the Registration Statement on Form 10, File No. 001-32970.

In connection with the filing of the Response Letter, the Companies advise the Staff as follows: (i) the Companies are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing and (iii) the Companies may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (708) 450-3262.

Very truly yours,

NEW SALLY HOLDINGS, INC.

By:	/s/ Gary P. Schmidt
Name:	Gary P. Schmidt
Title:	President

NEW ARISTOTLE HOLDINGS, INC.

By:	/s/ Gary P. Schmidt
Name:	Gary P. Schmidt
Title:	President

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